                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 15 )*

                             THE LIBERTY CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   530370 10 5
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                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 4 pages.

CUSIP NO.  530370 10 5              SCHEDULE 13G     PAGE   2   OF   4    PAGES
          -------------                                   -----     ----


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     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            Mary Ladson Hipp Haddow


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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                    (A)      [ ]
                                                                                (B)      [X]


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     (3)  SEC USE ONLY


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     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       United States of America

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                           (5)      SOLE VOTING POWER
  NUMBER OF                                                                161,809 Shares
   SHARES                  --------------------------------------------------------------------------------
BENEFICIALLY               (6)      SHARED VOTING POWER
  OWNED BY                                                               1,304,027 Shares
    EACH                   --------------------------------------------------------------------------------
 REPORTING                 (7)      SOLE DISPOSITIVE POWER
PERSON WITH                                                                161,809 Shares
                           --------------------------------------------------------------------------------
                           (8)      SHARED DISPOSITIVE POWER
                                                                         1,304,027 Shares

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     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         1,465,836 Shares

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     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES *                                                                                [ ]


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     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                 7.1%

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     (12)          TYPE OF REPORTING PERSON *                                   IN

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                           *SEE INSTRUCTIONS BEFORE FILING OUT!

                                PAGE 2 OF 4 PAGES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G
                    Under The Securities Exchange Act of 1934

Item 1(a). Name of Issuer:

                  The Liberty Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

                  2000 Wade Hampton Boulevard
                  Greenville, South Carolina 29615

Item 2(a). Name of Person Filing:

                  Mary Ladson Hipp Haddow

Item 2(b). Address of Principal Business Office or, If None, Residence:

                  4755 Millbrook Drive
                  Atlanta, Georgia 30327

Item 2(c). Citizenship:

                  United States of America

Item 2(d). Title of class of securities:

                  Common Stock

Item 2(e). CUSIP Number:

                  530370-10-5

Item 3. Not Applicable

Item 4. Ownership:

        (a) Amount Beneficially Owned:                          1,465,836 shares

        (b) Percent of Class:                                         7.1%

        (c) Number of shares as to which such person has:

            (i) Sole power to vote or direct the vote             161,809 shares

           (ii) Shared power to vote or direct the
                vote                                            1,304,027 shares

           iii) Sole power to dispose or direct the
                disposition                                       161,809 shares

           (iv) Shared power to dispose or direct
                the disposition                                 1,304,027 shares

         Mrs. Haddow disclaims beneficial ownership of all the shares shown above except the 161,809 shares as to which she has sole voting and dispositive power and 45,406 shares as to which she has shared voting and dispositive power.

Item 5. Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6. Ownership or More than Five Percent on Behalf of Another Person:

         The shares shown in Item 4(ii) and (iv) above are held by persons or entities having the right to receive dividends and sale proceeds as follows:

         (a) 1,097,940 shares (or 5.3%) are held by Wachovia Bank, Greenville, South Carolina, as trustee for the benefit of Mrs. Haddow's brothers and sister. Mrs. Haddow, Mrs. Haddow's brothers and sister and William R. Patterson are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts but not action with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

                                Page 3 of 4 Pages

         (b) 1,568 shares (or .01%) are held jointly with her husband and 59,357 shares (or .3%) are held by Mrs. Haddow's husband and by or for her minor children.

         (c) 119,800 shares (or .6%) are held by the Jane F. Hipp Children's Twelve-Year Grantor Income Trust and the Jane F. Hipp Grandchildren's 1987 Ten-Year Grantor Income Trust. Mrs. Haddow is a trustee of each trust.

         (d) 25,362 shares (or .1%) are held by the Mary Haddow 1988 Family Trust for the benefit of her children. Mrs. Haddow's husband and brother (H. Neel Hipp, Jr.) serve as Co-Trustees of the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8. Identification and Classification of Members of the Group:

                  Not applicable.

Item 9. Notice of Dissolution of the Group:

                  Not applicable.

Item 10. Certification:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 6, 1998                      /s/ Mary Ladson Hipp Haddow
                                      ------------------------------------
                                      Mary Ladson Hipp Haddow


                                Page 4 of 4 Pages